Exemption file number 82-4953

02 OCT -9 AM 9:07

Heineken NV

P.O. Box 28, 1000AA Amsterdam
The Netherlands
Office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 20 523 9239
fax: +31 20 626 3503

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02055288

September 30, 2002

SUPPL

Dear Sir/Madam,

Attached please find the latest publications of Heineken NV.
This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV.

Yours sincerely,

J.C. van de Merbel
Director Investor Relations

PROCESSED
OCT 23 2002
THOMSON
FINANCIAL

10/9

Encl.

Heineken
NV

Heineken makes public offer in Egypt

The Executive Board of Heineken announces that it has today obtained the approval of the Egyptian Capital Market Authority to make a public offer for up to 100% of the issued shares of Al Ahram Beverages Company (ABC) in Egypt. The offer price is USD 14 per share, resulting in a total acquisition price of USD 287 million if 100% of the shares are offered to Heineken. The offer is conditional upon Heineken acquiring at least 76% of the shares. The public offer by Heineken has the full support and commitment of the management of ABC.

Founded in 1897, ABC was wholly privatised in February 1997 and its shares are quoted on the Cairo Stock Exchange and the London Stock Exchange in the form of Global Depository Receipts. ABC is today the sole Egyptian brewery group, with a beer volume of around 430,000 hectolitres. Its pilsner beer brand Stella is in Egypt almost synonymous with beer. With a volume of 620,000 hectolitres non-alcoholic malt beverages, particularly the promising flavoured malt drink Fayrouz, ABC is also the market leader in this segment. In addition to this, ABC has wineries producing the brands Gianaclis and Obélisque that account for 85% of the domestic consumption. The market share of the spirits division is around 35% while its soft drinks operations have a market share of 3%.

In 2001, ABC derived 52% of its sales from beer, 29% from non-alcoholic malt beverages, 11% from spirits and wine and 8% from soft drinks. Total net turnover amounted in 2001 to USD 105 million, operating profit to USD 30.8 million and net profit to USD 22.8 million. ABC employs 3,860 people.

On completion, Heineken will finance the transaction from its cash resources. It is expected that this acquisition would immediately be accretive to Heineken's net profit. Moreover, this transaction would represent a further step for Heineken in realising an optimal balance between its activities in stable, mature markets and those in developing markets.

Amsterdam – 12 September 2002

Press enquiries
Albert Holtzappel
Telephone: +31 20 52 39 355

Investor and analyst enquiries
Jan van de Merbel
Telephone: +31 20 52 39 590

For more information on Heineken N.V. please visit www.heinekencorp.com
For more information on the Al Ahram Beverages Company please visit www.alahrambeverages.com

Heineken
NV

Amsterdam, 16 September 2002

Heineken expands in Central America

Heineken strengthens relationship with Costa Rican partner FIFCO

Heineken has reached agreement with the Costa Rican beer group Florida Ice and Farm Company (FIFCO) to establish a strategic business alliance to further develop their businesses in Central America. Heineken will acquire a 25% stake in the Costa Rican brewery Florida Bebidas S.A. (FB), the main subsidiary of FIFCO. Heineken will also take a 25% participation of FIFCO's stake in the Nicaraguan brewery Consorcio Cervecero Centroamericano S.A. (COCECA). The acquisition is valued at approximately USD 229 million.

The relationship between Heineken and FIFCO originates from 1986 when FIFCO started to brew Heineken beer for the Costa Rican market. Recently, FIFCO also began brewing Heineken for export in the Central American region. With the transaction Heineken will gain further exposure in growing beer markets. The acquisition is another step in Heineken's drive for an optimal balance in its activities between mature and growing beer markets.

The volume of the Costa Rican beer market is 1.3 million hectolitres a year (35 litres per capita) and is expected to grow further. Florida Bebidas has a market share of 98%. FB has one state-of-the-art brewery with a capacity of 1.5 million hectolitres in the capital San José. Its main beer brands are Imperial, Pilsen and Rock Ice. In addition, FB is market leader in the bottled water market and has recently entered the fast developing fruit drink market with its brand Tropical.

The volume of the Nicaraguan beer market is 650,000 hectolitres. The consumption per capita is 11 litres. The beer market is expected to continue to grow. COCECA has a market share of 98% with the leading beer brands Victoria and Tona. COCECA operates a recently modernised brewery with a capacity of 1.2 million hectolitres in the capital Managua. In addition COCECA has recently entered the bottled water market.

The agreement is subject to customary conditions but is expected to be completed shortly.
Heineken will finance the transaction from its available cash resources. The acquisition will be equity accounted and will contribute immediately to the net profit of Heineken.

Press enquiries
Manel Vrijenhoek
Telephone: +31 20 52 39 355

Investor and analyst enquiries
Jan van de Merbel
Telephone: +31 20 52 39 590

For more information on Heineken N.V., please visit: www.heinekencorp.com

Heineken
NV

Heineken acquires the Lebanese brewery Almaza

Heineken has reached an agreement to acquire a majority stake in the Lebanese brewery Almaza S.A.L. Heineken already owns 10% of the shares for 42 years and will now acquire an additional 69% from the majority shareholders, bringing Heineken's total stake to 79%.

This acquisition represents a further strengthening of Heineken's position in growing beer markets thus creating a better balance between the activities of Heineken in mature and in developing markets. It also offers a strong base from which to export to surrounding countries.

Almaza is the sole brewery in Lebanon and has a 61.5% market share. The remaining part of the market consists of imported beer. About one third of the imports consist of Heineken and Amstel beer. The total capacity of the brewery is 250,000 hectolitres. Almaza is its main beer brand. The company also brews Almaza alcohol free beer and two fruit-flavoured malt drinks. The brewery employs more than 200 people.

Heineken will acquire the brands and the brewing equipment and activities as well as the distribution network. The land and buildings are not included in the transaction.

The acquisition will be financed from available cash resources and will immediately contribute to the net profit of Heineken.

Amsterdam – 18 September 2002

Press enquiries
Manel Vrijenhoek
Telephone: +31 20 52 39 355

Investor and analyst enquiries
Jan van de Merbel
Telephone: +31 20 52 39 590

For more information on Heineken N.V. please visit www.heinekencorp.com

Heineken
NV

Heineken bid for Al Ahram shares successful

The public bid that Heineken made on 13 September for all shares of the Egyptian Al Ahram Beverages Company, of which the offering period ended today, has been successful. In total 20,035,480 shares, being 97.8% have been offered to Heineken for USD 14 per share. This brings the total acquisition price to USD 280 million. The transaction will be executed on 29 September.

Al Ahram Beverages Company (ABC) is the sole Egyptian brewery group, with a beer volume of around 430,000 hectolitres. Its pilsner beer brand Stella is in Egypt almost synonymous with beer. With a volume of 620,000 hectolitres non-alcoholic malt beverages, particularly the promising flavoured malt drink Fayrouz, ABC is also the market leader in this segment. In addition to this, ABC has wineries producing the brands Gianaclis and Obélisque that account for 85% of the domestic consumption. The market share of the spirits division is around 35% while its soft drinks operations have a market share of 3%.
In 2001, ABC derived 52% of its sales from beer, 29% from non-alcoholic malt beverages, 11% from spirits and wine and 8% from soft drinks. Total net turnover amounted in 2001 to USD 105 million, operating profit to USD 30.8 million and net profit to USD 22.8 million. ABC employs 3,860 people.
Heineken will finance the transaction from its cash resources. It is expected that this acquisition is immediately accretive to Heineken's net profit. Moreover, this transaction represents a further step for Heineken in realising an optimal balance between its activities in stable, mature markets and those in developing markets.

Amsterdam – 25 September 2002

Press enquiries
Albert Holtzappel
Telephone: +31 20 52 39 355

Investor and analyst enquiries
Jan van de Merbel
Telephone: +31 20 52 39590

For more information on Heineken N.V. please visit www.heinekencorp.com
For more information on the Al Ahram Beverages Company please visit www.alahrambeverages.com